SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 9)*

Macquarie Infrastructure Company LLC

(Name of Issuer)

Limited Liability Company Interests
(Title of Class of Securities)

55608B105

(CUSIP Number)

Michael Kernan
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, New York, 10019
(212) 231-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to:
Michelle B. Rutta
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-7864

August 30, 2013

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,738,873
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,760,332 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,760,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Includes 2,335 LLC interests that are held by Macquarie Private Wealth Inc. (“MPW”), an indirect wholly owned subsidiary of Macquarie Group Limited (“MGL”), the ultimate controlling entity of MPW. These LLC interests are held on behalf of MPW’s clients in managed accounts.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,124
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Private Wealth Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,335
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,335 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(2)
The 2,335 LLC interests listed as having shared dispositive power are held by MPW, an indirect wholly owned subsidiary of MGL, the ultimate controlling entity of MPW. These LLC interests are held on behalf of MPW’s clients in managed accounts.

This Amendment No. 9 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”),  the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”) and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 13D”).  Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following information:

For the quarter ended June 30, 2013, MIMUSA has elected to reinvest $8,053,000 of its base management fees and $24,440,000 of its performance fees in LLC interests of the Issuer, pursuant to the terms of its Management Services Agreement. On September 4, 2013, the Issuer issued 603,936 LLC interests to MIMUSA upon such reinvestment.

For the quarter ended March 31, 2013, MIMUSA has elected to reinvest $7,135,000 of its base management fees and $22,042,000 if its performance fees in LLC interests of the Issuer, pursuant to the terms of its Management Services Agreement. On June 5, 2013, the Issuer issued 522,638 LLC interests to MIMUSA upon such reinvestment.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following information:

 On May 16, 2013, pursuant to the terms of the Underwriting Agreement, dated May 2, 2013, among the Issuer, MIMUSA and Barclays Capital Inc., Macquarie Capital (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC,  as representatives of the several underwriters named therein (as described in Amendment No. 8) and following the exercise of the remaining portion of the underwriters’ over-allotment option, MIMUSA sold 109,125 LLC interests to the underwriters at a purchase price of $55.33 per share.  MIMUSA received a total of $6,037,447.04 for its LLC interests, net of fees.

On August 30, 2013, MIMUSA and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as sales agent for MIMUSA (“Broker”), entered into a sales plan (the “10b5-1 Plan”), pursuant to which Broker will sell up to 1,000,000 LLC interests held by MIMUSA.  Sales under the 10b5-1 Plan will occur between October 1, 2013 and February 28, 2014 and will be subject to certain price and volume restrictions.  The 10b5-1 Plan may be terminated by either party, and is intended to comply with Rule 10b5-1(c) under the Exchange Act.

 MIMUSA’s ownership interest in the Issuer has been increasing as a result of MIMUSA’s decision to reinvest base and performance fees associated with its management of the Issuer in additional LLC interests. The purpose of the 10b5-1 Plan is to permit MIMUSA to sell a portion of its LLC interests on a pre-planned basis as a means of managing the rate of growth in its position in the Issuer.

The foregoing description of the 10b5-1 Plan is not intended to be complete and is qualified in its entirety by reference to the 10b5-1 Plan, a copy of which is attached hereto as Exhibit 1.

Item 5.  Interest in Securities of the Issuer

(a)– (b)
The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference.  Such information includes 3,760,332 LLC Interests and is based on 53,469,879 LLC Interests outstanding as of September 04, 2013.

(c)	On May 8, 2013, MIMUSA sold 3,419 LLC Interests at a price per share of $58.50 to James Hooke, Chief Executive Officer of the Issuer pursuant to a purchase agreement dated May 8, 2013.

On August 30, 2013, MIMUSA sold 1,534 LLC Interests at a price per share of $58.50 to Todd Weintraub, Chief Financial Officer of the Issuer pursuant to a purchase agreement dated May 9, 2013, as amended on August 30, 2013.

On May 15, 2013 MPW acquired 100 shares at $58.82 per share.

Except as disclosed herein, none of MIMUSA, MGL, MGSA or MPW has effected any transaction in the Issuer’s LLC interests during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 of this Amendment No. 9 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits

1.	10b5-1 Plan, dated as of August 30, 2013, between Macquarie Infrastructure Management (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

September 13, 2013	MACQUARIE INFRASTRUCTURE
MANAGEMENT (USA) INC.

	By:	/s/ James Hooke
Name: James Hooke
Title: President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

September 13, 2013	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ John Polanin
Name: John Polanin
Title: Attorney-in-Fact

MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

By:	/s/ Gus Wong
Name: Gus Wong
Title: Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

September 13, 2013	MACQUARIE GROUP LIMITED

	By:	/s/ John Polanin
Name: John Polanin
Title: Attorney-in-Fact

MACQUARIE GROUP LIMITED

By:	/s/ Gus Wong
Name: Gus Wong
Title: Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

September 13, 2013	MACQUARIE PRIVATE WEALTH INC.

	By:	/s/ Patrick Moyer
Name: Patrick Moyer
Title: Head of Legal

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)
James Hooke	Chief Executive Officer, President and Director	Chief Executive Officer of the Issuer
Jay Davis	Vice President and Director	Managing Director, Macquarie Group Limited	USA
Martin Stanley	Director	Executive Director, Macquarie Group Limited	UK
Kathleen Hahn	Treasurer	Head of Corporate Affairs Group - Americas
Amanda Michael Michael Kernan	Secretary Assistant Secretary	Attorney Attorney	USA USA
Anna Boniface	Assistant Secretary	Solicitor (Australia)

SCHEDULE II

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)
	Lisa Fraser	Executive Director
	Stuart J. Dyson	Financial Controller of Macquarie Group Limited
	Bruce Phipson	Executive Director

SCHEDULE III

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)
	Michael Coleman	Non−executive Director
	Patricia Cross	Non−executive Director
	Diane J. Grady	Non-executive Director
	Michael John Hawker	Non-executive Director
	Nicholas W. Moore	Executive Director
	Peter M. Kirby	Non−executive Director
	Gary Banks	Non−executive Director
	H. Kevin McCann	Non−executive Director
	John R. Niland	Non−executive Director
	Helen M. Nugent	Non−executive Director
	Peter H. Warne	Non−executive Director

SCHEDULE IV

The name and present principal occupation of each of the directors and executive officers of Macquarie Private Wealth Inc. are set forth below.  Unless otherwise noted, each of these persons is a Canadian citizen and has as his/her business address 181 Bay Street, Suite 3200, Toronto, Ontario M5J 2T3 Canada.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)
	Earl Evans	Chief Executive Officer
	William Marynissen	Director
	Chris Salapoutis	President and Chief Operating Officer	Canada
	Daniel Bowering	Chief Compliance Officer	Canada